Exhibit 12.1

CARDINAL HEALTH, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended June 30,					For the Three Months Ended September 30, 2011
(in millions, except for ratios)	2007	2008	2009	2010	2011
Earnings before income taxes and discontinued operations	$815.3	$1,295.1	$1,159.8	$1,211.6	$1,518.3	$385.0
Plus fixed charges:
Interest expense	108.2	143.4	118.4	125.5	95.2	23.4
Capitalized interest	10.5	13.5	5.1	2.9	5.7	1.7
Amortization of debt offering costs	7.4	3.5	3.8	9.9	1.8	0.6
Interest portion of rent expense	15.6	12.2	11.1	6.0	7.1	1.9

Fixed charges	141.7	172.6	138.4	144.3	109.8	27.6
Plus amortization of capitalized interest	1.3	1.5	2.5	6.5	5.3	0.8
Less capitalized interest	(10.5)	(13.5)	(5.1)	(2.9)	(5.7)	(1.7)

Earnings	$947.8	$1,455.7	$1,295.6	$1,359.5	$1,627.7	$411.7

Ratio of earnings to fixed charges (1)	6.7	8.4	9.4	9.4	14.8	14.9

(1)	The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings before income taxes and discontinued operations plus fixed charges and capitalized interest. Fixed charges include interest expense, amortization of debt offering costs and the portion of rent expense that is deemed to be representative of the interest factor. Interest expense recorded on tax exposures has been recorded in income tax expense and has therefore been excluded from the calculation.